Constellation Alpha Capital Corp.

Emerald View, Suite 400

2054 Vista Parkway

West Palm Beach, FL 33411

June 15, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention : John Dana Brown And Julie Griffith

Re:        Constellation Alpha Capital Corp.

Registration Statement on Form S-1

Filed May 18, 2017

File No. 333-218093

Dear Mr. Brown and Ms. Griffith:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Constellation Alpha Capital Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EDT on Monday, June 19, 2017, or as soon as thereafter practicable.

Very truly yours,

/s/ Rajiv Shukla
Rajiv Shukla
Chief Executive Officer
and Chairman of the Board

cc:	Ellenoff Grossman & Schole LLP

Skadden, Arps, Slate, Meager & Flom LLP